Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
	(in thousands of $)
Earnings:
Net income (losses) before income tax	93,222	202,600	178,352	179,688	156,272	136,567
Add: Fixed charges	41,538	74,798	74,486	60,413	55,934	47,665
	134,760	277,398	252,838	240,101	212,206	184,232
Add: Amortization of capitalized interest	174	348	348	348	348	273
Less: Interest capitalized	0	0	0	0	0	(1,757)
Total earnings	134,934	277,747	253,187	240,450	212,555	182,748

Fixed charges:
Interest expensed and capitalized	38,395	69,350	69,709	55,944	51,383	46,456
Amortization and write-off of capitalized expenses relating to indebtedness	3,143	5,448	4,777	4,469	4,551	1,209
Total fixed charges	41,538	74,798	74,486	60,413	55,934	47,665
Ratio of earnings to fixed charges	3.25x	3.71x	3.40x	3.98x	3.80x	3.83x